SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel Distribuição’s captive market declines 1.9% in the second quarter

This report analyzes the performance of Copel’s electricity market between April and June 2016 and in the first half of the year compared with the amounts recorded in the same period of 2015.

Copel Distribuição

Captive Market

Copel Distribuição’s energy sales to the captive market totaled 5,820 GWh between April and June 2016, 1.9% down year on year.

Although energy consumption declined, the numbers show that it fell less in 2Q16, especially in the residential segment, whose consumption grew after having fallen for five consecutive quarters. The following table shows captive market trends by consumption segment:

	Number of Customers			Energy sold (GWh)
	Jun-15	Jun-16	Var. %	2Q15	2Q16	Var. %	1H15	1H16	Var. %
Residential	3,487,127	3,572,311	2.4	1,686	1,752	3.9	3,583	3,533	(1.4)
Industrial	90,963	84,457	(7.2)	1,765	1,623	(8.1)	3,418	3,230	(5.5)
Commercial	372,543	378,733	1.7	1,353	1,285	(5.0)	2,851	2,702	(5.2)
Rural	371,632	363,680	(2.1)	552	552	-	1,203	1,166	(3.1)
Other	56,935	57,145	0.4	579	608	5.1	1,168	1,206	3.2
Captive Market	4,379,200	4,456,326	1.8	5,935	5,820	(1.9)	12,223	11,837	(3.2)

The residential segment consumed 1,752 GWh between April and June 2016, 3.9% up, mainly as a result of the 2.4% upturn in the number of customers and the 1.4% increase in average consumption, due to the extreme temperatures recorded in the period, with high temperatures in April (2°C above the historical average) and very low temperatures in May and June (around 2.5°C below the historical average), contributing to an increased use of electric cooling and heating systems, respectively. At the end of June 2016, this segment accounted for 29.9% of Copel’s captive market, totaling 3,572,311 customers.

Average Consumption (KWh)
	2Q15	2Q16	Var. %	1H15	1H16	Var. %
Residential	161	163	1.4	171	165	(3.7)

The industrial segment consumed 1,623 GWh in the second quarter, 8.1% down, in line with the slowdown in Paraná State’s industrial production, due to the decline in national demand and the slowdown in Brazilian investments. The sectors with the biggest impact on this decline were: paper and pulp, automaking, furniture manufacturing and rubber and plastic manufacturing. Furthermore, the industrial consumption was negatively impacted by the migration of captive customers to the free market. At the end of June 2016, this segment represented 27.3% of Copel’s captive market, totaling 84,457 customers.

The commercial segment consumed 1,285 GWh, 5.0% less than in 2Q15, chiefly due to the decline in retail sales volume in the State, as a result of the economic crisis, the deterioration of the job market and the reduction in the population’s income. At the end of June 2016, this segment represented 22.8% of Copel’s captive market, totaling 378,733 customers.

Rural consumption remained flat between 2Q15 and 2Q16, totaling 552 GWh. At the end of June 2016, this segment represented 9.9% of Copel’s captive market, totaling 363,680 customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 608 GWh between April and June 2016, 5.0% up year on year. These segments jointly accounted for 10.1% of Copel’s captive market, totaling 57,145 consumers at the end of June 2016.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, fell 2.2% in the second quarter of 2016, as shown in the following table:

	Number of Customers / Agreements			Energy Sold (GWh)
	Jun-15	Jun-16	Var. %	2Q15	2Q16	Var. %	1H15	1H16	Var. %
Captive Market	4,379,200	4,456,326	1.8	5,935	5,820	(1.9)	12,223	11,837	(3.2)
Concessionaries and Licensees	6	6	-	195	184	(5.7)	382	361	(5.5)
Free Customers ¹	126	229	81.7	1,022	991	(3.0)	2,052	2,162	5.4
Grid Market	4,379,332	4,456,561	1.8	7,152	6,995	(2.2)	14,657	14,360	(2.0)
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

Copel’s Consolidated Market

Electricity Sales to Final Customers

COPEL’s electricity sales to final customers, comprising COPEL Distribuição’s sales in the captive market and COPEL Geração e Transmissão’s sales in the free market, fell 2.4% in the second quarter of 2016.

The table below breaks down energy sales by consumption segment:

Segment	Market	Energy Sold (GWh)
		2Q15	2Q16	Var. %	1H15	1H16	Var. %
Residential		1,686	1,752	3.9	3,583	3,533	(1.4)
Industrial	Total	2,749	2,556	(7.0)	5,377	5,040	(6.3)
	Captive	1,765	1,623	(8.1)	3,418	3,230	(5.5)
	Free	984	933	(5.1)	1,959	1,810	(7.6)
Commercial	Total	1,356	1,285	(5.2)	2,857	2,704	(5.4)
	Captive	1,353	1,285	(5.0)	2,851	2,702	(5.2)
	Free	3	0	(100.0)	6	2	(65.9)
Rural		552	552	(0.0)	1,203	1,166	(3.1)
Other		579	608	5.1	1,168	1,205	3.2
Energy Supply		6,922	6,753	(2.4)	14,188	13,648	(3.8)

Total Energy Sold

Total energy sold by Copel in all the markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão and the wind farm complexes, came to 11,187 GWh in the second quarter of 2016, 6.6% higher than in the same period last year.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão and the wind farm complexes:

	Number of Customers / Agreements			Energy Sold (GWh)
	Jun-15	Jun-16	Var. %	2Q15	2Q16	Var. %	1H15	1H16	Var. %
Copel DIS
Captive Market	4,379,200	4,456,326	1.8	5,935	5,820	(1.9)	12,223	11,837	(3.2)
Concessionaries and Licensees	6	6	-	181	172	(5.2)	351	334	(4.9)
CCEE (MCP)	-	-	-	100	641	-	100	1,000	900.0
Total Copel DIS	4,379,206	4,456,332	1.8	6,216	6,633	6.7	12,674	13,171	3.9
Copel GeT
CCEAR (Copel DIS)	1	1	-	62	36	(41.7)	122	77	(37.0)
CCEAR (other concessionaries)	39	39	-	1,093	881	(19.4)	2,276	1,884	(17.2)
Free Customers	27	23	(14.8)	965	933	(3.4)	1,965	1,812	(7.8)
Bilateral Agreements ¹	25	16	(36.0)	1,708	1,827	7.0	3,402	3,858	13.4
CCEE (MCP) ²	-	-	-	143	574	300.2	1,667	883	(47.0)
Total Copel GeT	92	79	(14.1)	3,971	4,251	7.0	9,432	8,514	(9.7)
Wind Farms
CCEAR (other concessionaries)	112	112	-	209	209	-	342	417	21.9
CER	3	3	-	89	89	-	89	178	100.0
Total Wind Farms	115	115	-	298	298	-	431	595	38
Total Copel Consolidated	4,379,413	4,456,526	1.8	10,485	11,182	6.6	22,537	22,280	(1.1)
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

Araucária TPP

The energy produced by the Araucária TPP was not dispatched in the second quarter due to more favorable hydrological conditions and an increase in the system’s available energy combined with the reduction in demand. The table below shows the amount of energy produced by the thermal power plant in the same period in 2015:

GWh
TPP Araucária - UEGA	2Q15	2Q16	Var. %
Own Generation¹	909	-	(100.0)
Font: ONS
¹ Value of gross generation verified by ONS, without considering losses of the Basic Network associated with the plant.

Curitiba, July 22, 2016.

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 22, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.